SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                                FORM 6-K

                       Report of Foreign Issuer
                   Pursuant to Rule 13a-16 or 15d-16
                of the Securities Exchange Act of 1934

           For the quarterly period ended September 30, 2002


                           Watch Resources Ltd.
-------------------------------------------------------------------------------
                          (Registrant's name)
                  Suite 1320, 925 West Georgia Street
                      Vancouver, British Columbia
                             Canada V6C 5L2


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X (SEC File No: 0-49791)            Form 40-F
           ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes : X                    No :

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            File # 0-49791.


                                SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

X-te: November 29, 2002                       Watch Resources Ltd.


                                              Name: "Chris Cooper"


                                              Title: Director

                                  SCHEDULE A


Quarterly Report     FORM 51-901F
-------------------------------------------------------------------------------

ISSUER DETAILS
--------------

For Quarter Ended:                       September 30, 2002

Date of Report:                          November 29, 2002


Name of Issuer:                          WATCH RESOURCES LTD.

Issuer's Address:                        #1320 - 925 West Georgia St.
                                         Vancouver, B.C.
                                         V6C 3L2

Issuer Fax Number:                       (604) 682-5564

Issuer Phone Number:                     (604) 689-8336

Issuer Website:                          www.watchresources.com

Issuer Email:                            watch@firstmg.com

Contact Person:                          Chris R. Cooper

Contact Position:                        Director

Contact Telephone Number:                (604) 689-8336
-------------------------------------------------------------------------------

CERTIFICATE
-----------

The (one/two) schedule(s) required to complete this Quarterly Report is/are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Quarterly Report will be provided to any shareholder who requests it.
-------------------------------------------------------------------------------

Director's Name:   "Chris Cooper"               Date Signed: NOVEMBER 29, 2002
                   --------------
                    Chris Cooper


Director's Name:   "D. Barry Lee"               Date Signed: NOVEMBER 29, 2002
                   --------------
                    D. Barry Lee

                       WATCH RESOURCES LTD.


                       Financial Statements

                       SEPTEMBER 30, 2002

                       Prepared By Management


                       Index
                       -----

                       Balance Sheets
                       Statements of Operations and Deficit
                       Statements of Changes in Financial Position

WATCH RESOURCES LTD.

Prepared by Management
Balance Sheets
September 30, 2002 and December 31, 2001

---------------------------------------------------------------------------
                                           Sept. 30-02            Dec 31-01
---------------------------------------------------------------------------

ASSETS                                     (Un-Audited)          (Audited)

Current
  Cash and cash equivalents                 $ 1,348,942           $ 352,985
  Accounts Receivable (Note 7)                  269,746               3,405
  Due from a related party (Note 6)              30,000              30,000
  Prepaid expenses                              135,505               6,187
---------------------------------------------------------------------------
                                              1,784,193             392,577

Investments (Note 4)                                 12                  12
Oil and gas property costs (Note 3)           3,031,612                   1
---------------------------------------------------------------------------
                                            $ 4,815,817           $ 392,590
===========================================================================

LIABILITIES

Current
  Accounts payable and accrued liabilities  $  443,559            $ 483,682
  Loan payable (Note 5)                              -               30,000
  Share Subscriptions                                -              620,000
---------------------------------------------------------------------------
                                               443,559            1,133,682
---------------------------------------------------------------------------
                                            $  443,559          $ 1,133,682
---------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Share capital  (Note 8)                    15,713,729           10,150,455

Deficit                                   (11,341,471)         (10,891,547)
---------------------------------------------------------------------------
                                            4,372,258             (741,092)
---------------------------------------------------------------------------
                                          $ 4,815,817            $ 392,590
===========================================================================


Approved by the Directors:     "Chris Cooper"             "D. Barry Lee"
                               --------------             --------------
                              Chris R. Cooper              D. Barry Lee

WATCH RESOURCES LTD.

Prepared by Management
Statements of Operations and Deficit
Nine and Three Months Ended September 30, 2002
Un-Audited

                                          Three Months     Three Months      Nine Months    Nine Months
                                             Ended            Ended             Ended          Ended
                                          Sept. 30-02      Sept. 30-01      Sept. 30-02     Sept. 30-01
-------------------------------------------------------------------------------------------------------
Revenues net                                1,843                141              3,434           1,497
-------------------------------------------------------------------------------------------------------

Administrative expenses
  Accounting & Audit                       3,215                (365)             9,590           8,792
  Commissions                             32,516                   -             32,516               -
  Interest & bank Charges                    162                  52                827             341
  Legal (Note 10)                         75,798                 948            128,634           7,471
  Exchange Fees                            8,962                   -             16,083               -
  Rent (Note 10)                          18,000              10,000             55,000          45,000
  Office Expenses                          7,029                 360             16,954           2,312
  Transfer Agent                           5,369               1,982              8,700           5,329
  Printing & Mail Out Costs               10,182                  23             12,385             597
  Filing Fees                              2,346                   -              6,500               -
  Postage & Courier                           61                  25              1,751           1,147
  Licenses & Dues                            417                   -              1,577           2,541
  Meeting & Seminar Costs                  3,245                   -              3,657               -
  Management Fees                          4,500                   -              4,500               -
  Consulting (Note 10)                    53,939               6,000            104,518          44,444
  Travel                                  19,279                   -             21,239               -
  Shareholder Relations                   29,927                 500             47,594             500
  Interest & Penalties                         -                   -              2,500               -
-------------------------------------------------------------------------------------------------------
                                         274,947              19,525            474,525         118,474
-------------------------------------------------------------------------------------------------------

 Expense Recoveries                            -                   -            (21,167)              -
-------------------------------------------------------------------------------------------------------

Loss for the period                     (274,947)            (19,525)          (453,358)       (118,474)

Net Income                              (273,104)            (19,384)          (449,924)       (116,977)

Deficit, beginning of period          11,068,367          10,182,858         10,891,547      10,085,265
-------------------------------------------------------------------------------------------------------
Deficit, end of period                11,341,471          10,202,242         11,341,471      10,202,242
=======================================================================================================

WATCH RESOURCES LTD.

Prepared by Management
Statements of Changes in Financial Position
Nine and Three Months Ended September 30, 2002 and 2001
Un-Audited

                                          Three Months     Three Months        Nine Months    Nine Months
                                             Ended            Ended               Ended          Ended
                                          Sept. 30-02      Sept. 30-01         Sept. 30-02     Sept. 30-01
----------------------------------------------------------------------------------------------------------
Cash provided by (used for)
Operating activities
  Net Loss                                 (273,104)           (19,385)           (449,924)      (116,977)
----------------------------------------------------------------------------------------------------------
Changes in Non-Cash Working Capital
  Accounts Receivable                      (262,395)                 -            (266,341)         3,001
  Prepaid Expenses                           41,478                  -            (129,318)             -
  Accounts Payable                         (310,873)                 -             (40,123)      (167,476)
  Other Non Cash Items                            -              3,913                   -              -
----------------------------------------------------------------------------------------------------------
                                           (804,894)           (15,472)           (885,706)      (281,452)
----------------------------------------------------------------------------------------------------------

Investing Activities
   Deferred Exploration                    (671,258)                 -          (3,031,611)             -
----------------------------------------------------------------------------------------------------------
                                         (1,476,152)           (15,472)         (3,917,317)             -
----------------------------------------------------------------------------------------------------------

Financing Activities
   Loan Payable                                   -                  -             (30,000)              -
   Related Party Payables                         -                  -                   -        (527,242)
   Convertible Debenture                          -                  -                   -               -
   Share Subscriptions                            -                  -            (620,000)              -
   Issuance of Common Shares (Note 8)     2,558,394                  -           5,563,274               -
----------------------------------------------------------------------------------------------------------

                                          1,082,242            (15,472)            995,957        (808,694)
----------------------------------------------------------------------------------------------------------

Increase (decrease) in cash position      1,082,242            (15,472)            995,957        (808,694)

Cash position, beginning of Period          266,700             31,925             352,985         825,147
----------------------------------------------------------------------------------------------------------

Cash position, end of Period              1,348,942             16,453           1,348,942          16,453
==========================================================================================================

WATCH RESOURCES LTD.
Statements of Oil and Gas Property Costs
Nine month period ended September 30, 2002 and December 31, 2001

-----------------------------------------------------------------------------------------------------------
                                                             September 30, 2002           December 31, 2001
-----------------------------------------------------------------------------------------------------------
Greencourt, Virginia Hills, Vega North and Cecil (note 3(c))

Exploration costs                                                $        -                 $  638,587
Write-off of exploration costs                                            -                    638,586
-----------------------------------------------------------------------------------------------------------
                                                                          -                          1
-----------------------------------------------------------------------------------------------------------

Eastarm (Dahl) (note 3(d))

Drilling & Completion Costs                                      $  641,466                 $        -
Seismic Costs                                                        25,386                          -
-----------------------------------------------------------------------------------------------------------
                                                                    666,852                          -
-----------------------------------------------------------------------------------------------------------

Liard Basin West Patry (note 3(e))

Drilling & Completion Costs                                     $ 2,185,200                 $        -
Land Purchase (note 3(f))                                            74,560                          -
Gas Reservation Fees                                                105,000                          -
-----------------------------------------------------------------------------------------------------------
                                                                  2,364,760                          -
===========================================================================================================

Total oil and gas properties and exploration
costs, end of period                                            $ 3,031,612                 $        1
===========================================================================================================

The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
Notes to Financial Statements
Nine Month period ended September 30, 2002
-------------------------------------------------------------------------------

1.  Nature of operations

    The Company was incorporated on January 5, 1987 under the laws of British Columbia. Its principal business activities are the exploration and development of oil and gas properties.

    The Company is in the process of exploring its oil and gas properties. The continuing operations of the Company and the recoverability of the amounts shown for oil and gas property and deferred exploration is dependent upon thediscovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition thereof. In the event that the Company is forced to liquidate resource interests, the Company may realize significantly less than the amounts shown on the balance sheet depending on the terms of liquidation.

    These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

    The amount shown as oil concessions represent net costs to date and do not necessarily represent present or future values.

    During the year ending December 2000, the Company underwent a corporate reorganization resulting in a 1 for 20 share capital rollback and a subsequent increase in its authorized share capital to 100,000,000 common voting shares. The name of the Company was changed from Can West Explorations Inc. to Watch Resources Ltd.

2.  Significant accounting policies

    (a) Oil and gas properties

    The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, and technical consulting costs directly related to exploration and development activities.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 2
Nine Month period ended September 30, 2002
-------------------------------------------------------------------------------


2.  Significant accounting policies (continued)

   (a) Oil and gas properties (continued)

       On an on-going basis, the Company evaluates each of its oil and gas properties based on results to date to determine the nature of exploration and development work that is warranted in the future. If the value of the property is considered to be impaired, the deferred costs related to that property are written down to their estimated recoverable amount.

       During the year 2000, the Company wrote-off $5,994,747 in costs relating to the termination of its interest in its Lagunillas (Colombia) and Kirk Lake (Alberta) claims.

   (b) Depletion and depreciation

       Depletion of exploration and development costs and depreciation of production equipment is calculated using the unit of production method based upon estimated proven petroleum reserves.

   (c) Investments

       Investments are recorded at the lower of cost or market value. Subsidiaries that the Company does not control or significantly influence are recorded at cost. (See note 4).

   (d) Foreign currency translation

       Foreign denominated assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization, which is translated at historical rates of exchange. Exchange gains and losses are recognized currently in income.

   (e) Stock based compensation

       No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 3
Nine Month period ended September 30, 2002
-------------------------------------------------------------------------------

2.  Significant accounting policies (continued)

   (f) Loss per share

       Loss per share is calculated over the weighted average number of shares outstanding during the year.

   (g) Comparative figures

       Prior year figures have been reclassified where applicable to conform with the presentation adopted in the current year.


3.  Oil and gas properties

   (a) Kirk Lake

       The Company acquired a 50% interest in a lease relating to lease agreement AO246 on November 26, 1997 in the Kirk Lake region of Alberta. The other 50% of this interest is owned by Pan-Global Enterprises Inc. During the 2000 year, as there were no proven reserves located and the Company had abandoned its interest, $20,597 in deferred exploration costs was written-off.

   (b) Lagunillas project, Colombia

       The Company had previously obtained a 100% interest in the Lagunillas contract area located in Colombia, through its offshore wholly owned subsidiary, Can West Exploration Inc.,a Grand Caymans registered company (formerly CIMA Explorations Ltd.). The Lagunillas block is located in the Department of Tolima in central Colombia. During 2000, the Company's subsidiary lost all rights to this claim as a result of not performing the required exploration and development work. Consequently, acquisition and deferred exploration costs if $5,974,150 were written-off during the 2000 year.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 4
Nine Month period ended September 30, 2002
-------------------------------------------------------------------------------



3.  Oil and gas resource properties (continued)

   (c) Greencourt, Virginia Hills, Vega North and Cecil

       The Company entered into a farmout agreement dated December 3, 2001 with Willex Energy Ltd. ("Willex") of Calgary, Alberta to participate in a five well drilling program consisting of the Greencourt, Vega North, Virginia Hills, Cecil Murphy and Cecil Vintage lands located in the Peace River Arch area of Alberta.

       i   Cecil Vintage

           This earning well carried an encumbrance of a 7.5% non-convertible overriding royalty payable to Vintage Petroleum Canada, Inc. on 45% of the production, net 3.375% without deductions. The Company paid 50% of Willex's 30% in drilling and casing costs to earn 7.5% in the drilling spacing unit subject to overriding and crown royalties.
           The well was drilled and found to be uneconomic and has since been abandoned.

       ii  Virginia Hills

           The Company paid 50% of Willex's 67% in drilling and casing costs to earn 33.34% in the drilling spacing unit before payout and 16.67% after payout subject to overriding and crown royalties. Drilling on this well commenced during the 4th quarter of 2001. The well was found not to be economic and has since been abandoned. The costs incurred were written-off.

       iii Greencourt, Cecil Murphy and Vega North

           The Company has decided not to continue with the Willex exploration program and consequently will not participate in these three wells.


   (d) Eastarm, BC

       The Company reached an agreement with Lightning Energy Ltd. of Calgary, Alberta to participate in a well drilled in the Eastarm area of British
       Columbia.    The Company has agreed to pay 25% of Lightning's share of
       drilling cost to earn a 25% share of the net working interest earned by Lightning in certain lands farmed out by the operator. Thus Watch will have a net 12.5% interest in the farmout lands.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 5
Nine Month period ended September 30, 2002
-------------------------------------------------------------------------------


3.  Oil and gas resource properties (continued)

   (e) Liard Basin, BC

       The Company entered into an agreement with Lightning Energy Ltd., of Calgary, Alberta, whereby the Company will participate in the drilling of a well in the Liard Basin area of northeastern British Columbia. The well, which spud in April 2002, was drilled to a depth of approximately 3100 meters, and targeted Devonian Age natural gas. Watch has agreed to pay 30% of the costs of the well to earn a 30% working interest before payout in the test well spacing unit, subject to a 15% gross overriding return royalty (GORR) to the operator. After payout, the Company will earn a 15% working interest in the well spacing unit and in 19 adjoining sections of land.
       Per the agreement, once Watch has fulfilled its obligations with respect to the initial well at Liard, the Company will also earn the right to participate in future wells with Lightning in the Liard Basin over an additional 300 sections of northeastern British Columbia land.


   (f) The Watch partnership has also purchased an additional acreage of approximately 19 sections (12,160 acres) in the area in August 2002. Watch has a 15% interest in the additional 19 sections of land.

4.  Investments

    The investments consist of the following:

    (a) Cal West Investments Ltd.

        The Company owns 100% of the issued common shares of Cal West Investments Ltd. ("Cal West") valued at $10. Cal West is involved in real estate financing projects located in Dallas. Although the Company owns 100% of the issued common shares, the investment is recorded at cost since there is no true control or significant influence held by the Company over Cal West, nor does the Company have continuing power to determine strategic operating, investing or financing policies of Cal West. Any profits received from Cal West will be recorded when realized by the Company. As at December 31, 2001, the Company has not generated any revenues from this investment.

    (b) International Courseware Distributors Inc.

        This investment was initially recorded at cost. This investment was written down to a net realizable value of $1 in 1994 and continues to be recorded on the books of the Company at this expected realizable value.

    (c) US term deposit

        Investment in a $500,000 US term deposit formerly held at the Credit Bank & Trust Company, located in Georgetown, Grand Cayman as a performance bond to Ecopetrol of Colombia. During fiscal year 2000,

WATCH RESOURCES LTD.
Notes to Financial Statements, page 6
Nine Month period ended September 30, 2002
-------------------------------------------------------------------------------


4.  Investments (continued)

       this performance bond was surrendered to Ecopetrol as a result of inadequate exploration and development work being performed by the Company and its subsidiary relating to the Lagunillas project. Interest earned up to the date of surrender of approximately US$12,500 (CAD$18,500) was used to assist the funding of Colombia operations.

   (d) Can West Exploration Inc. (formerly CIMA Exploration Ltd.)

       The Company owned 100% interest in Can West Exploration Inc. (formerly CIMA Explorations Ltd.). This wholly owned subsidiary was incorporated in the Grand Caymans for the sole purpose of holding the Company's interest in the Lagunillas property. As control existed in year 1999, the results of operations were consolidated on the parent's financial statements. In fiscal 2000, the subsidiary had lost its claim relating to the Lagunillas property and had discontinued operations. All costs had been written-off as they were no longer recoverable. Following the shutdown, the Company had abandoned control of the subsidiary and valued the investment in the subsidiary at an expected net realizable value of $1.



5.  Loan payable

      A loan of $30,000 was made from a public company listed on the TSX Venture Exchange. The advance is unsecured, non-interest bearing, with no fixed terms of repayment. The loan has since been repaid.

6.  Due from/to related parties

      Amount is due from a company controlled by a director of the Company. The amount is unsecured, non-interest bearing and repayable upon demand.

7. Accounts Receivable

      The Company has paid a private corporation for an option to participate in a drilling opportunity in California. The amount is secured by a non-interest bearing promissory note and is fully refundable if the Company chooses not to participate before January 25, 2003.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 7
Nine Month period ended September 30, 2002
-------------------------------------------------------------------------------


8.  Share capital

(a) Authorized
    - 100,000,000 common shares without par value.

(b) Issued and outstanding

-------------------------------------------------------------------------------
                                             Number of Shares           Amount
-------------------------------------------------------------------------------
Balance as at December 31, 1999            22,536,515          $      9,327,955
Reduction due to 1:20 share rollback       (21,409,689)                       -
-------------------------------------------------------------------------------
Balance as at December 31, 2000              1,126,826                9,327,955
  Private placement                          2,350,000                  822,500
-------------------------------------------------------------------------------
Balance as at December 31, 2001              3,476,826         $     10,150,455
  Private placement                          2,250,000                  900,000
  Escrow Return to Treasury                    (37,500)                       -
-------------------------------------------------------------------------------
Balance as at March 31, 2002                 5,689,326         $     11,050,455
  Convertible Debenture                        666,667         $        300,000
  Exercised Debenture Warrants                 666,666         $        366,666
  Exercised Warrants                         2,876,428         $      1,438,214
-------------------------------------------------------------------------------
Balance as at June 30, 2002                  9,899,087         $     13,155,335
  Brokered private placement                 3,729,167         $      2,796,875
  Agent Shares                                  75,000         $              0
  Share issuance costs                                         $       (268,481)
  Exercised Options                            100,000         $         30,000
-------------------------------------------------------------------------------
Balance as at September 30, 2002            13,803,254         $     15,713,729



During the nine-month period ending September 30, 2002, the Company completed a non-brokered private placement of 1,050,000 flow-through shares at a price of $0.40 per flow-through share and 1,200,000 non-flow-through units at a price of $0.40 per non-flow-through unit for gross proceeds of $900,000. Each non-flow-through unit consists of one common share and one non-transferable share purchase warrant to purchase an additional common share of the Company at a price of $0.50 until January 25, 2003 and at a price of $0.55 until January 25, 2004.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 8
Nine Month period ended September 30, 2002
-------------------------------------------------------------------------------


8.  Share Capital  (continued)

    The Company completed a private placement of 3,660,501 shares in the capital stock of the Company and 1,830,246 non-transferable share purchase warrants to purchase common shares of the Company, raising gross proceeds of CDN$2,796,875.75. A total of 3,272,500 shares were issued as flow-through shares. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $1.00 for a period of one year from the date of issue The Company paid a commission of 8% of the gross proceeds from the private placement to Canaccord Capital Corporation, and issued to Canaccord 75,000 corporate finance fee shares. In addition, the Company issued 359,800-share purchase warrants to Canaccord, and 6,250 warrants to Raymond James Ltd., having the same terms as the warrants issued under the private placement.

    Proceeds of the private placement will be used primarily to finance drilling activities on the Company's interest in the Liard Basin area of northeastern British Columbia.

(c) Warrants

    As at September 30, 2002, 353,572 non-transferable share purchase warrants to acquire 353,572 common shares are outstanding exercisable at a price of $0.50 per share to March 2, 2003.

    As at September 30, 2002, 320,000 non-transferable share purchase warrants to acquire 320,000 common shares are outstanding and are exercisable at a price of $0.50 until January 25, 2003 and at a price of $0.55 until January 25, 2004.

    As at September 30, 2002, 1,636,250 non-transferable flow-through share purchase warrants to acquire 1,636,250 flow-through common shares are outstanding and are exercisable at a price of $1.00 until August 27, 2003.

    As at September 30, 2002, 601,250 non-transferable share purchase warrants to acquire 601,250 common shares are outstanding and are exercisable at a price of $1.00 until August 27, 2003.

(d)  Shares held in escrow

     Nil


9. Financial instruments

The carrying amount of cash, goods and services taxes recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities, loans payable and due to related parties approximate fair value because of the short-term maturity of these items

WATCH RESOURCES LTD.
Notes to Financial Statements, page 9
Nine Month period ended September 30, 2002
-------------------------------------------------------------------------------


10.  Income taxes

     Subject to certain restrictions, the Company has operating losses of $1,717,900 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements. These losses expire as follows:



         2002                   $       81,000
         2003                           91,300
         2004                          245,500
         2005                          386,500
         2006                          632,600
         2007                          153,000
         2008                          128,000
         -------------------------------------
                                $    1,717,900
         =====================================


     The Company also has capital loss carry forwards of approximately $2,648,000, which may be applied against future capital gains to reduce taxes otherwise payable.

     The Company has various Canadian resource related reserves of Approximately $3,971,508 which may be applied against certain taxable income at specified rates in future years.

     The Company has foreign exploration and development related reserves totaling $4,489,000 which may be applied against certain taxable income at specified rates in future years.

11.  Related party transactions

     During the period, the Company paid rent of $55,000 to a Company controlled by a former director of the Company. The Company paid consulting fees of $33,000 to two companies controlled by directors of the Company.

     During the period, the Company paid or accrued legal fees of $52,833 to a law firm, a partner of which is an officer of the Company.

WATCH RESOURCES LTD.
Notes to Financial Statements, page 10
Nine Month period ended September 30, 2002
-------------------------------------------------------------------------------

12.  Subsequent events

     Subsequent to the period ended September 30, 2002, Watch was approved for trading in the United States on the Over-the-Counter Bulletin Board (OTC-BB) market operated by NASD Regulation, Inc., with the symbol WRSLF.

     The Company will maintain its listing on the TSX Venture Exchange and will continue to be subject to Canadian securities regulations and disclosure requirements. In addition, Watch is now also governed by US laws and by Securities and Exchange Commission (SEC) regulations applicable to Canadian issuers, and as such will be filing material financial and business information annually with the SEC.

WATCH RESOURCES LTD.
QUARTERLY REPORT
Period ending September 30, 2002

SCHEDULE B

Prepared by management


1.  Analysis Of Expenses And Deferred Costs

    See page 2 and 4 of Financial Statements.

2.  Related Party Transactions

    See note 11 of Financial Statements.

3.  Summary Of Securities Issued And Options Granted During The Period

    (a) See Note 8 of Financial Statements.


    (b) 362,500 options were granted to directors and consultants of the Company during the period.


4.  Summary Of Securities As At The End of the Reporting Period

    (a) 100,000,000 common, voting, no par-value shares authorized.
    (b) 13,803,254 shares at a recorded value of $15,713,729 issued and outstanding.
    (c) See below:

As at September 30, 2002 the Company had 1,007,500 options outstanding.

Insiders Options listed below:


Insiders            Amount          Price              Expire Date

Chris Cooper         100,000        $0.30             March 12, 2007
Chris Cooper          75,000        $0.75             August 2, 2007
Barry Lee            100,000        $0.30             March 12, 2007
Barry Lee             75,000        $0.75             August 2, 2007
Gerald Shields        25,000        $0.30             March 12, 2007
Donald Sharpe        100,000        $0.76             April 19, 2007
Donald Sharpe         75,000        $0.75             August 2, 2007
Philip Loudon        100,000        $0.75               July 9, 2007


4.  Summary Of Securities As At The End of the Reporting Period (continued)

Warrants outstanding:

353,572 non-transferable share purchase warrants to acquire 353,572 common shares are outstanding exercisable at a price of $0.50 per share to March 2, 2003.

320,000 non-transferable share purchase warrants to acquire 320,000 common shares are outstanding and are exercisable at a price of $0.50 until January 25, 2003 and at a price of $0.55 until January 25, 2004.

1,636,250 non-transferable flow-through share purchase warrants to acquire 1,636,250 flow-through common shares are outstanding and are exercisable at a price of $1.00 until August 27, 2003.

601,250 non-transferable share purchase warrants to acquire 601,250 common shares are outstanding and are exercisable at a price of $1.00 until August 27, 2003.

5.  List of Directors and Officers

As at the date of signing this report, the Directors and Officers of the Company are:

Directors                          Officers
---------                          --------
Philip J. Loudon                D. Barry Lee          President
Chris R. Cooper                 Gerald J. Shields     Secretary
D. Barry Lee
Donald A. Sharpe

WATCH RESOURCES LTD.
QUARTERLY REPORT
Period ending September 30, 2002

SCHEDULE C

(a)  MANAGEMENT DISCUSSION

REVIEW OF OPERATIONS

Ongoing exploration programs in northeastern British Columbia have kept Watch Resources Ltd. busy drilling, completing, and evaluating natural gas wells. Early success in at least one of the programs has made the Company very optimistic for the future.

LIARD BASIN

Prior to the period ending September 30, 2002, Watch participated in the drilling of a Devonian test well at West Patry in the Liard Basin area of northeastern British Columbia, 80 kilometers northwest of Fort Nelson.
In partnership with Lightning Energy Ltd. of Calgary, Alberta and a major multinational integrated producer, the well drilled to a total depth of 3,100 metres. The Company announced that the well had been successful, and that it was being completed as a new pool wildcat potential gas discovery well. The well is the first of a multi-well earning in a rolling farm-in on 320 sections of land, and has earned the Company a 15% working interest in 20 contiguous sections (12,800 acres) of land. Prior to payout, Watch will have a 30% working interest in the discovery well subject to a 15% gross overriding royalty payable to the farmor.

The discovery is currently awaiting production testing and tie-in.
The pipeline application and surveying process have commenced in order to complete the 1.6 kilometer tie-in to the Westcoast Energy Inc. system. Watch and its partners have access at competitive rates in the Westcoast system and expect production to commence by year-end or early in 2003.

The Company and partners are planning a second earning location that could spud prior to year-end if ground and weather conditions permit. An 18 kilometre 2D seismic shoot has been completed at West Patry, while line clearing has commenced for a 22 kilometre 2D program intended to confirm another earning location at the Mission Hills prospect, located south of the West Patry discovery.

The Watch partnership has also purchased additional acreage of approximately 19 sections (12,160 acres) in the Liard area, bringing the Company's total land position to a 15% working interest in 39 sections (24,960 acres) together with an option to earn the remaining 300 sections (192,000 acres) with wells drilled over the next two years. Watch has also farmed-in on a joint venture in an additional 19 sections at West Patry, in which the Company will pay 15% of the costs to earn a 10% working interest in each well, plus 8 sections of land if drilled deep and 4 if drilled shallow.

DAHL

In the Dahl (Eastarm) area of northeastern British Columbia, Watch participated in the drilling of a 2700-meter test well with Lightning and the same major integrated producer as at Liard. The test well successfully encountered natural gas and was cased as a gas well. Watch has a 25% interest before payout and a 12.5% interest after payout in the subject well.

Further exploration and development in the Dahl area is currently being evaluated by the Company and its partners.

MANAGEMENT

Watch strengthened its management team significantly by adding Mr. Philip J. Loudon to the Board of Directors. As a professional geophysicist with more than 24 years in the oil and gas business, Mr. Loudon brings a vast amount of experience to the boardroom and to the field. He is the former Vice-President, Business Development of Velvet Exploration Ltd., and as such was integral to the significant growth and ultimate success of that company. Mr. Loudon has also assumed the duties of Chairman of the Board, replacing Watch founder Mr. Chris Wright, who resigned as a Director of the Company but will remain on the advisory staff as Manager of New Acquisitions.

FINANCING

Watch completed a private placement of 3,660,501 shares in the capital stock of the Company and 1,830,246 non-transferable share purchase warrants to purchase common shares of the Company, raising gross proceeds of CDN$2,796,875.75. A total of 3,272,500 shares were issued as flow-through shares. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $1.00 for a period of one year from the date of issue.

The Company paid a commission of 8% of the gross proceeds from the private placement to Canaccord Capital Corporation, and issued to Canaccord 75,000 corporate finance fee shares. In addition, the Company issued 359,800 share purchase warrants to Canaccord, and 6,250 warrants to Raymond James Ltd., having the same terms as the warrants issued under the private placement. Proceeds of the private placement will be used primarily to finance drilling activities on the Company's interest in the gas-prone Liard Basin area of northeastern British Columbia.

Following the closing of the financing, the Company granted a total of 337,500 options to purchase common shares of the Company at a price of $0.75 for a period of five years to its Directors, officers and employees.

SUBSEQUENT EVENTS

Subsequent to the period ended September 30, 2002, Watch was approved for trading in the United States on the Over-the-Counter Bulletin Board (OTC-BB) market operated by NASD Regulation, Inc., with the symbol WRSLF.

The Company will maintain its listing on the TSX Venture Exchange and will continue to be subject to Canadian securities regulations and disclosure requirements. In addition, Watch is now also governed by US laws and by Securities and Exchange Commission (SEC) regulations applicable to Canadian issuers, and as such will be filing material financial and business information annually with the SEC.

With exceptional exploration and development situations in hand, an experienced management team, continued strong natural gas prices, and a lagging Canadian dollar, Watch is now well-positioned to take advantage of an increasingly bullish petroleum sector for the rest of 2002 and beyond.

(b) INVESTOR RELATIONS

Watch Resources has an agreement with National Media Associates of La Canada,
 California, for investor relations consulting services.

National Media Associates, formed in 1991, specializes in market-development activities on behalf of Canadian and U.S. public companies, and is headed by Mr. George Duggan, with the assistance of Mr. Michael Baybak, vice-president. Term of the engagement is for a one-year period, for a fee of $5,000 (U.S.) per month plus direct expenses. Mr. Baybak has also been granted, subject to regulatory approval, 100,000 options to purchase shares in the capital stock of the Company, at a price of $0.80 per share, for a period of three years. Neither National Media Associates nor its principals, directly or indirectly, presently own securities of the Company.